SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(b)
(Amendment No.1)*
GlenRose Instruments Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:



Rule 13d-1(b)





Rule 13d-1(c)




X
Rule 13d-1(d)












____________________
* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


WHI Private Equity Managers Fund LLC
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
	(b)

3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION


WHI Private Equity Managers Fund LLC was organized in Illinois

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5.
SOLE VOTING POWER

250,053

6.
SHARED VOTING POWER

0

7.
SOLE DISPOSITIVE POWER

250,053

8.
SHARED DISPOSITIVE POWER

0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,053
10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.0%
12.
TYPE OF REPORTING PERSON*

OO



1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


William Harris Investors, Inc.
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
	(b)

3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION


William Harris Investors, Inc. was incorporated in Delaware.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5.
SOLE VOTING POWER

250,053

6.
SHARED VOTING POWER

0

7.
SOLE DISPOSITIVE POWER

250,053

8.
SHARED DISPOSITIVE POWER

0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,053
10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.0%
12.
TYPE OF REPORTING PERSON*

CO



1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Michael Resnick
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
	(b)

3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION


United States of America

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
5.
SOLE VOTING POWER

250,053

6.
SHARED VOTING POWER

0

7.
SOLE DISPOSITIVE POWER

250,053

8.
SHARED DISPOSITIVE POWER

0
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,053
10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.0%
12.
TYPE OF REPORTING PERSON*

IN


 Item 1(a).	Name of issuer:
       GlenRose Instruments Inc.
Item 1(b).	Address of Issuer?s Principal Executive Offices:
       45 First Avenue, Waltham, MA 02451
Item 2(a).	Name of Person Filing:
       WHI Private Equity Managers Fund LLC
       William Harris Investors, Inc.
       Michael Resnick

Item 2(b).	Address of Principal Offices or, if None, Residence:
       191 North Wacker Drive
       Chicago, IL 60606

Item 2(c).	Citizenship:
       Michael Resnick is a United States citizen.
       WHI Private Equity Managers Fund LLC was organized in Illinois. William Harris Investors, Inc. was incorporated in Delaware.

Item 2(d).	Title of Class of Securities:
       Common Stock, par value $.01 per share
Item 2(e).	CUSIP Number:
       N/A
Item 3.		If the Statement is being filed pursuant to Rule 13d-1(b)
or 13d-2(b) or (c), check whether the filing person is a:

(a)

	Broker or dealer registered under section 15 of the Act.



(b)

	Bank as defined in section 3(a)(6) of the Act.



(c)

	Insurance company as defined in section 3(a)(19) of the Act.



(d)

	Investment company registered under section 8 of the Investment Company Act of 1940.



(e)

	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);



(f)

	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);



(g)

	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);



(h)

	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;



(i)

	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;



(j)

	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
 (a)Amount beneficially owned: 250,053. This amount consists of: 250,053 shares directly held by WHI Private Equity Managers Fund LLC, whose sole manager is William Harris Investors, Inc., and who may therefore be deemed to have voting and/or dispositive power over the shares. Michael Resnick is the only officer of William Harris Investors, Inc. who has sole voting power and sole dispositive power (acting through William Harris Investors, Inc.) with respect to the shares held by WHI Private Equity Managers Fund LLC.
 (b)Percent of class: 8.0% (based on 3,117,647 shares of GlenRose Common Stock as of December 31, 2008).
 (c) Number of shares as to which such person has:
    (i)  Sole power to vote or direct the vote:	250,053
    (ii) Shared power to vote or direct the vote: 0
    (iii)Sole power to dispose or to direct the disposition of:	250,053
    (iv) Shared power to dispose or to direct the disposition of: 0
Item 5.		Ownership of Five Percent or Less of a Class.
    If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].
Item 6.		Ownership of More than Five Percent on Behalf of Another Person.
       Not applicable.
Item 7.		Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.		Identification and Classification of Members of the Group.
       Not applicable.
Item 9.		Notice of Dissolution of Group.
       Not applicable.
Item 10.		Certification.
       Not applicable.


SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  February 13, 2009

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


Exhibit 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of common stock GlenRose Instruments Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 13th day of February, 2009.


/s/ Michael Resnick
(Signature)

Michael Resnick
(Name/Title)


WHI PRIVATE EQUITY MANAGERS FUND LLC
By: William Harris Investors, Inc., its managers

/s/ Michael Resnick
Michael Resnick, as authorized person


WILLIAM HARRIS INVESTORS, INC.

/s/ Michael Resnick
Michael Resnick, as authorized person